Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN  55101-2098
www.securian.com
651.665.3500

[LOGO] SECURIAN


December 31, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:	Minnesota Life Insurance Company
	Minnesota Life Individual Variable Universal Life Account
	File:  333-183590; 811-22093

Dear Commissioners:

On behalf of Minnesota Life Insurance Company (the "Company") and Minnesota Life Individual Variable Universal Life Account, we are filing this letter as correspondence to the Form N-6 registration statement referenced above
(the "Registration Statement"). The letter responds to comments received by the Company from the staff of the Securities and Exchange Commission ("SEC") in a phone conversation on December 31, 2012.

Below are responses to the SEC staff's comments. For the SEC staff's convenience, each of the SEC staff's comments is set forth below, and then the response follows.

* * * * * * * * *

1.	Transaction Requests (p.24)

Please add a statement that clarifies when transaction requests that occur after an early close of the NYSE will be honored.

Response:

In response the SEC Staff request, the second and third sentences in the section titled Transaction Requests is modified to read as follows (underlined language will be added via a Rule 497 filing).

This means that if we receive your request for a financial transaction prior to 3:00 p.m. Central time on a Valuation Date, OR PRIOR TO THE END OF A VALUATION DATE, we will process the request at the Unit Values determined as of the end of that Valuation Date. If we receive your request for a financial transaction at or after 3:00 p.m. Central time, OR AFTER THE END OF A VALUATION DATE, or on a non-Valuation Date, we will process the request at the Unit Values determined as of the end of the next Valuation Date.

Additional conforming language will be made in the section titled Variable Account Transfers (p.31) and in the section title Partial Surrender (p.46).









Securities and Exchange Commission
December 31, 2012
Page 2 of 2


* * * * * * * * *

The Company believes that the changes noted above satisfy all of the SEC staff's comments and the clarifying language will be made via the Rule 497 filing after the registration statement is ordered effective by the SEC Staff. If there are additional questions or comments, please contact the undersigned at (651) 665-4593.

Very truly yours,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel


cc: 	Thomas E. Bisset, Esq.